[Gen-Probe Letterhead]
April 27, 2009
VIA U.S. MAIL AND EDGAR
Angela J. Crane
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 3030
Washington, D.C. 20549

Re:	Gen-Probe Incorporated Form 10-K for the fiscal year ended December 31, 2008 Filed February 25, 2009 File No. 1-31279
Dear Ms. Crane:
     On behalf of Gen-Probe Incorporated (the “Company”), I confirm receipt on April 14, 2009 of your comment letter, dated April 7, 2009, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2008 described above. Set forth below is our response to your comment letter. To assist in your review, we have retyped below the text of the Staff’s comments in italics.
Critical Accounting Policies and Estimates, page 61
          1. Comment: We note the disclosure in Note 4 regarding your short-term investments. It appears that your method of accounting for your short-term investments may constitute a critical accounting policy. In future filings, please discuss the consideration you have given to addressing the basis for the assumptions used to determine your estimate of the fair values of your short-term investments and your determination of other-than-temporary impairment within your critical accounting policy.
          Response: The Company agrees that the estimate of the fair values of its short-term investments and its determination of other-than-temporary impairment should be disclosed as one of the Company’s critical accounting policies. When assessing marketable securities for other-than-temporary declines in value, the Company considers factors including:
•	How significant the decline in value is as a percentage of the original cost,

•	How long the market value of the investment has been less than its original cost,

•	The underlying factors contributing to a decline in the prices of securities in a single asset class,

•	Any market, industry or geographic conditions that may impact liquidity,

•	The views of external investment managers, and

•	Any news or financial information that has been released specific to the investment or underlying market.

     The Company will add the disclosure of this accounting policy to our critical accounting policies and short-term investment footnote in future filings.
     2. Comment. In this regard, we note from your disclosures that “the company’s portfolio had an average term of three years.” Please revise future filings to classify your securities as either current or non-current, or tell us why your current classification is appropriate. Refer to the guidance in paragraph 17 of SFAS 115.
     Response: While it is possible that the Company may hold its securities to maturity, and the Company currently has the ability to do so, it is not the Company’s intent when purchased to hold these investments to maturity. Therefore, the Company classifies its marketable securities as available-for-sale. Paragraph 17 of SFAS 115 states that “an enterprise that presents a classified statement of financial position shall report all trading securities as current assets and shall report individual held-to-maturity securities and individual available-for-sale securities as either current or noncurrent, as appropriate.” To date, the Company has classified all of its marketable securities as current since, based on the active market for such investments, it is possible to sell any one of them at any time to support the Company’s current operations, including the buyback of the Company’s common stock and near-term business opportunities, which could include future asset or business acquisitions. The Company believes that the classification of these investments as current is consistent with the provisions of ARB No. 43, Chapter 3A, “Working Capital-Current Assets and Liabilities” as cited in SFAS 115, which supports that debt securities classified as available-for-sale generally should be classified as current if a company viewed them as available to support the normal operating cycle of the business. The Company notes that unrealized losses on certain of its investments in municipal securities which were reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 were caused by interest rate increases. The Company does not consider its investments in municipal securities with a current unrealized loss position to be other-than-temporarily impaired since the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost. However, the Company acknowledges that its investments with a contractual maturity of greater than 12 months and that are in a temporary unrealized loss position are most likely to be held for greater than 12 months and not sold to support the normal operating cycle of the business. Therefore, in future filings (including the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009) the Company will classify those investments that have both a contracted maturity in excess of 12 months from the last day of the period covered by the applicable periodic report and an unrealized loss position as “non-current available-for-sale” securities.
     Valuation of Goodwill and Long-lived Assets, page 63
     3. Comment. We note that your impairment assessment of goodwill and long-lived assets “is reviewed at least annually, generally in the fourth quarter of each year”. Please tell us how your policy of testing goodwill impairment “generally” in the fourth quarter complies with the guidance in paragraph 26 of SFAS 142 which states the test can be performed any time during the fiscal year provided the test is performed at the same time every year. Revise future filings as appropriate to address our concern.
     Response: The Company respectfully submits that in future filings the Company will revise this disclosure to provide that, consistent with the Company’s practice, the Company’s impairment assessment of goodwill and long-lived assets “is reviewed at least annually, and occurs at the same time in the fourth quarter of each year, unless circumstances indicate that impairment has occurred before the fourth quarter of any given year.” More specifically, the Company performs an annual impairment assessment based on the balances of goodwill and long-lived assets as of December 31st of each calendar year unless the Company has observed potential indicators of impairment that would require a different date of evaluation. Accordingly, the Company will delete the word “generally” from this disclosure in future filings.
* * * * *
     The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned at (858) 410-8900 with any questions or further comments you may have regarding this letter.

Respectfully submitted,

/s/ HERM ROSENMAN
Herm Rosenman
Senior Vice President, Finance and Chief Financial Officer

Cc:	R. William Bowen, Senior Vice President and General Counsel Kevin M. Herde, Vice President, Finance and Corporate Controller Jodi Hernandez, Partner, Ernst & Young LLP